September 13, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Re:      Dutch Bros Inc.
Registration Statement on Form S-1, as amended (File No. 333-258988)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the several underwriters, hereby join Dutch Bros Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258988) (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time, on September 14, 2021, or as soon thereafter as possible.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated September 7, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

By: BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley Title: Executive Director

By: JEFFRIES LLC

By:	/s/ Mike Bauer
Name: Mike Bauer Title: Managing Director
[Signature Page to Acceleration Request]